COINSHARES CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69422

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CoinShares Capital LLC__

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__437 Madison Avenue, 28th Flr__
(No. and Street)

__New York__   __NY__   __10022__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Annemarie Tierney__   __917-806-2338__   __atierney@coinsharescap__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Horowitz & Ullmann, P.C.__
(Name – if individual, state last, first, and middle name)

__232 Madison Avenue, Ste 1200__   __New York__   __NY__   __10016__
(Address)   (City)   (State)   (Zip Code)

__12/17/2003__   __921__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Annemarie Tierney_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CoinShares Capital LLC_____, as of December 31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CoinShares Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoinShares Capital LLC ("the Company") as of December 31, 2025, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CoinShares Capital LLC's auditors since 2020.

Horowitz & Ullmann, P.C.

New York, NY
February 24, 2026

COINSHARES CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS
Cash $ 87,926
Prepaid expenses and other assets   27,507

TOTAL ASSETS $ 115,433

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses $ 6,000

MEMBER'S EQUITY   109,433

TOTAL LIABILITIES AND MEMBER'S EQUITY $ 115,433
Computer expenses   955
Other expenses   8,671

Total expenses   165,885

NET LOSS FOR THE YEAR $(165,885)

COINSHARES CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

CoinShares Capital LLC, (formerly known as "Group Capital LLC"), a single member limited liability company (the "Company"), was organized on January 15, 2014 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's business was previously limited to private placements. During 2019, all of its shares were purchased by a new owner. It is planning to continue to operate in private placements exclusively. The Company did not generate any revenue in 2025 and has not commenced its planned principal activities and is therefore considered to be a development stage company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principle of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services. However, as explained in Note 1, the Company has not yet recognized any revenue.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent events:
Management has evaluated subsequent events through February 24, 2026, which is the date the financial statements were available to be issued.

3. **INCOME TAXES**

Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Company does not file any tax returns.

4. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2025, the Company's net capital exceeds such capital requirements by $76,926 and the ratio of aggregate indebtedness of $6,000 to its net capital of $81,926 is .0732 to 1.

5. **OPERATING LEASE OBLIGATION**

The Company conducts its operations from an office that is leased from the member on a month-to-month basis. Lease expense for the year is $15,880.

6. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with its member. Pursuant to the agreement, the member pays certain operating expenses on behalf of the Company, which are reimbursed by the Company to the member. During the period ended December 31, 2025, the total expenses paid by the member on behalf of the Company amounted to $47,111. The Company has fully reimbursed the member for these expenses.

7. **GOING CONCERN**

The Company has not yet earned any revenue, as is common with a development stage company. The Company has had losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, the member of the Company has committed to provide additional capital to meet its operating expenses until it begins to generate enough revenue to cover its costs.

8. **COMMITMENTS AND CONTINGENCIES**

As of December 31, 2025, the Company had no commitment, contingency, or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

9. BUSINESS SEGMENT

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing of private funds. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.